September 5, 2025

Hugh Cochrane
Co-Chief Executive Officer
Apex Treasury Corp
2035 Regatta Drive
Vero Beach, Florida 32963

        Re: Apex Treasury Corp
            Registration Statement on Form S-1
            Filed August 11, 2025
            File No. 333-289485
Dear Hugh Cochrane:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Summary
The Offering
Conflict of Interest, page 43

1. We note your disclosure that pursuant to a letter agreement, your sponsor, officers and directors have agreed to waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial business combination and shareholder vote to approve an amendment to your charter. Please disclose whether consideration (in cash or in other form of value) was provided in exchange for the agreement by these parties to waive redemption rights. Refer to Item
       1603(a)(8) of Regulation S-K.
 September 5, 2025
Page 2

Risk Factors
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act..., page 98

2. We note that you are an emerging growth company and a smaller reporting company.
       Please revise your risk factor to disclose that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company. Capitalization, page 110

3.     You disclose an over-allotment option liability of $318,500 in the As
Adjusted
       column on June 30, 2025. Please disclose the model and the assumptions used to estimate the over-allotment option liability at June 30, 2025.
4. Please provide us with a roll-forward of your actual June 30, 2025 accumulated deficit of $18,774 to the as adjusted, accumulated deficit of $9,013,107.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gus Rodriguez at 202-551-3752 or John Cannarella at 202-551-3337 if
you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Kevin Dougherty at 202-551-3271
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Elliott Smith, Esq.